INVESTMENT SUB-ADVISORY AGREEMENT

AGREEMENT MADE THIS 14th day of August 2018, by and among Nuveen Fund Advisors, LLC, a Delaware limited liability company and a registered investment adviser (“Manager”), Managed Futures Fund Ltd., an Exempted Company incorporated in the Cayman Islands with limited liability (the “Company”), and Gresham Investment Management LLC, a Delaware limited liability company and a registered investment adviser and commodity trading advisor (“Sub-Adviser”).

WHEREAS, Manager is the investment manager for the Company; and

WHEREAS, Manager desires to retain Sub-Adviser as its agent to furnish investment advisory services for the Company, upon the terms and conditions hereafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.        Appointment.  Manager hereby appoints Sub-Adviser to provide certain sub-investment advisory services with respect to the Company for the period and on the terms set forth in this Agreement. Sub-Adviser accepts such appointments and agrees to furnish the services herein set forth for the compensation herein provided.

2.        Services to be Performed.  Subject always to the supervision of Manager and the Company’s director, Sub-Adviser will furnish an investment program in respect of, make investment decisions for, and place all orders for the purchase and sale of securities, futures and FX spot trades for the Company, all on behalf of the Company. In the performance of its duties, Sub-Adviser will satisfy its fiduciary duties to the Company, will select and monitor the Company’s Investments, and will comply with the provisions of the Company’s organizational documents, each as amended from time to time (the “Company Documents”), and the investment objectives, policies and restrictions of the Company provided by Manager to Sub-Adviser. Manager will provide Sub-Adviser with current copies of the Company Documents and any of the Company’s investment objectives, policies and restrictions as they may be relevant to Sub-Adviser’s performance under this Agreement. Sub-Adviser and Manager will each make its officers and employees available to the other from time to time at reasonable times to review investment policies of the Company and to consult with each other regarding the investment affairs of the Company. Sub-Adviser will report to Manager with respect to the implementation of its investment program for the Company.

All commissions and expenses arising from Sub-Adviser’s trading of futures, contracts, forward contracts, options on futures contracts and other commodity interests (“Commodity Interests”) on behalf of the Company shall be charged to the Company’s account with its clearing broker(s). Manager shall deliver to Sub-Adviser, and renew when necessary, a commodity trading authorization appointing Sub-Adviser as the Company’s agent and attorney-in-fact for the purpose of trading Commodity Interests on behalf of the Company. All trades in Commodity Interests for the accounts of the Company directed by Sub-Adviser shall be made through such clearing broker(s) as Manager, in consultation with Sub-Adviser, directs. Notwithstanding the foregoing, Sub-Adviser may place orders for transactions in Commodity

Interests for the Company through executing brokers or floor brokers selected by Sub-Adviser and may execute on behalf of the Company “give-up” agreements with such executing brokers or floor brokers where necessary; provided that (i) Sub-Adviser will use its best efforts to obtain best execution of the Company’s transactions and (ii) Sub-Adviser will provide Manager on a quarterly basis with a list of the executing brokers or floor brokers Sub-Adviser is then using, and Manager may, within 5 days of receiving such list after consultation with Sub-Adviser, object to the use of an executing broker or floor broker because the Manager reasonably believes the use of such executing broker or floor broker would be detrimental to the Company and its shareholders, and Sub-Adviser shall cease using such broker on behalf of the Company. Any over-the-counter contracts in Commodity Interests transacted for the Company’s accounts will be effected through the clearing broker or its affiliates, as agreed upon between Sub-Adviser and Manager. Sub-Adviser from time to time may select other dealers through which any such contracts will be traded, with the prior written consent of Manager.

Sub-Adviser is authorized to select the brokers or dealers that will execute the purchases and sales of U.S. government securities, other short-term, high grade fixed income securities and cash equivalents that serve to collateralize the Commodity Interests (“Collateral Assets,” and together with Commodity Interests, “Investments”) for the Company, and is directed to use its best efforts to obtain best execution, which includes most favorable net results and execution of the Company’s orders, taking into account all appropriate factors, including price, dealer spread or commission, size and difficulty of the transaction and research or other services provided. It is understood that Sub-Adviser will not be deemed to have acted unlawfully, or to have breached a fiduciary duty to the Company, or be in breach of any obligation owing to the Company under this Agreement, or otherwise, solely by reason of its having caused the Company to pay a member of a securities exchange, a broker or a dealer a commission for effecting a Collateral Asset transaction for the Company in excess of the amount of commission another member of an exchange, broker or dealer would have charged if Sub-Adviser determined in good faith that the commission paid was reasonable in relation to the brokerage or research services provided by such member, broker or dealer, viewed in terms of that particular transaction or Sub-Adviser’s overall responsibilities with respect to its accounts, including the Company, as to which it exercises investment discretion. In addition, if in the judgment of Sub-Adviser, the Company would be benefited by supplemental services, Sub-Adviser is authorized to pay spreads or commissions to brokers or dealers furnishing such services in excess of spreads or commissions which another broker or dealer may charge for the same transaction, provided that Sub-Adviser determines in good faith that the commission or spread paid is reasonable in relation to the services provided. Sub-Adviser will properly communicate to the Manager such information relating to Collateral Asset transactions for the Company as it may reasonably request. In no instance will Collateral Assets for the Company be purchased from or sold to Manager, Sub-Adviser or any affiliated person of the Company, Manager or Sub-Adviser, except as may be permitted under the Investment Company Act of 1940, as amended (the “1940 Act”), and under no circumstances will Sub-Adviser select brokers or dealers for the Company’s Collateral Asset transactions on the basis of sales by such brokers or dealers of any investment company advised by the Manager.

Sub-Adviser further agrees that it:

(a)	will use the same degree of skill and care in providing such services as it uses in providing services to fiduciary accounts for which it has investment responsibilities;

(b)

will conform to all applicable rules and regulations of the Securities and Exchange Commission and the Commodity Futures Trading Commission (the “CFTC”) in all material respects and, in addition, will conduct its activities under this Agreement in accordance with any applicable regulations of any governmental authority pertaining to its investment advisory activities;

(c)

will report regularly to Manager and will make appropriate persons available for the purpose of reviewing with representatives of Manager on a regular basis at reasonable times the management of the Company, including, without limitation, review of the general investment strategies of the Company, the performance of the Company in relation to standard industry indices and general conditions affecting the marketplace, and will provide various other reports from time to time as reasonably requested by Manager;

(d)	will prepare such books and records with respect to the Company’s Investments as requested by Manager and will furnish Manager such periodic and special reports as Manager may reasonably request; and

(e)

will monitor the pricing of the Company’s Investments, and events relating to the markets in which the Company trades, and will notify Manager promptly of any market events or other situations that come to its attention (particularly those that may occur after the close of a foreign market in which the Company’s Commodity Interests may primarily trade but before the time at which the Company’s Commodity Interests are priced on a given day) that may materially impact the pricing of one or more of the Company’s Investments. In addition, upon the request of Manager, Sub-Adviser will assist Manager in evaluating the impact that such an event may have on the net asset value of the Company and in determining a recommended fair value of the affected Investments. Sub-Adviser shall not be liable for any valuation determined or adopted by the Company, the Company’s custodian and/or portfolio accounting agent, as contemplated in this Agreement, unless such determination is made based upon information provided by Sub-Adviser that is materially incorrect or incomplete as a result of Sub-Adviser’s gross negligence.

3.         Expenses.  During the term of this Agreement, Sub-Adviser will pay all expenses incurred by it in connection with its activities under this Agreement other than the cost of Investments (including brokerage commissions, give-up fees and other related expenses) purchased or sold for the Company.

4.         Compensation.  For the services provided and the expenses assumed pursuant to this Agreement, Manager will pay Sub-Adviser, and Sub-Adviser agrees to accept as full compensation therefor, a portfolio management fee at the annual rate of 0.00% of Company’s average daily net assets.

5.        Services to Others.  Manager understands that Sub-Adviser now acts, or may in the future act, as an investment adviser and/or commodity trading advisor to fiduciary and other managed accounts (including accounts owned by Sub-Adviser and/or its principals), and as investment adviser or sub-investment adviser to investment companies. In addition, Manager understands that the persons employed by Sub-Adviser to assist in Sub-Adviser’s duties under this Agreement will not devote their full such efforts and service to the Company. It is also agreed that Sub-Adviser may use any supplemental research obtained for the benefit of the Company in providing investment advice to its other investment advisory accounts or for managing its own accounts. Sub-Adviser agrees to comply with the position limits imposed on certain Commodity Interest contracts by the CFTC or applicable contract market. If, at any time during the term of this Agreement, Sub-Adviser is required to aggregate the Company’s Commodity Interest positions with the positions of any other person for purposes of applying the CFTC or exchange imposed speculative position limits, Sub-Adviser will promptly notify Manager if the Company’s positions are included in an aggregate amount which exceeds the applicable speculative position limit. Sub-Adviser represents that, if speculative position limits are reached in any Commodity Interest contract, it will modify the trading instructions to the Company’s account and its other accounts in a reasonable and good faith effort to achieve an equitable treatment of all such accounts. Sub-Adviser currently believes and represents that such speculative limits will not materially affect its investment recommendations or strategy for the Company given Sub-Adviser’s current accounts and all proposed accounts for which Sub-Adviser has a contract to act as a commodity trading advisor and/or investment adviser or sub-investment adviser.

6.        Limitation of Liability.  Sub-Adviser shall not be liable for, and Manager will not take any action against Sub-Adviser to hold Sub-Adviser liable for, any error of judgment or mistake of law or for any loss suffered by the Company (including, without limitation, by reason of the purchase, sale or retention of any asset) in connection with the performance of Sub-Adviser’s duties under this Agreement, except for a loss resulting from Sub-Adviser’s willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

7.        Indemnity.

a)

In any threatened, pending or completed action, suit, or proceeding to which Sub-Adviser, its members, officers, directors, employees or associated persons (collectively, “its affiliates”) was or is a party or is threatened to be made a party by reason of the fact that Sub-Adviser is or was an investment sub-adviser of the Company or otherwise, the Company and the Manager, jointly and severally, shall indemnify and hold harmless, subject to subsection (d) below, Sub-Adviser and its affiliates against any loss, liability, damage, cost, expenses (including attorneys’ fees and accountants’ fees), judgments and amounts paid in settlement actually and reasonably incurred by it or its affiliates in connection with any action, suit or proceeding if Sub-Adviser acted in good faith and in a manner it reasonably believed to be in or not opposed to the best interests of the Company, and provided that its conduct does not constitute willful misfeasance, bad faith or gross negligence or reckless disregard of its obligations and duties under this Agreement. The termination of any action, suit or proceeding by judgment, order or settlement shall not, of itself, create a presumption that Sub-Adviser did not act in good faith or in a manner which it reasonably believed to be in or not opposed to the best interests of the Company.

b)

Expenses incurred in defending a threatened or pending civil, administrative or criminal action, suit or proceeding against Sub-Adviser or its affiliates may, in the sole discretion of Manager, be paid by the Company in advance of the final disposition of such action, suit or proceeding, if and to the extent that the person on whose behalf such expenses are paid shall agree to reimburse the Company in the event indemnification is not permitted under this Section 7.

c)

Sub-Adviser agrees to indemnify, defend and hold harmless the Company, Manager and its affiliates (as defined above) against any loss, liability, damage, cost, expenses (including attorneys’ fees and accountants’ fees), judgments and amounts paid in settlement actually and reasonably incurred by it or its affiliates by reason of any act or omission of Sub-Adviser relating to the Company (including costs and expenses of investigating and defending any claims, demand or suit and attorneys’ and accountants’ fees) if such act or omission materially violated the terms of this Agreement or involved willful misfeasance, bad faith or gross negligence on the part of Sub-Adviser in the performance of its duties under this Agreement, or by reason of its reckless disregard of its obligations and duties under this Agreement.

d)

Any indemnification under subsections (a) or (c) above, unless ordered by a court or administrative forum, shall be made only as authorized in the specific case and only upon a determination by independent legal counsel in a written opinion that indemnification is proper in the circumstances because the party claiming indemnification (the “Indemnitee”) has met the applicable standard of conduct set forth in subsection (a) or (c), as the case may be. To the extent that the Indemnitee or its affiliates have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection (a) or (c) above, or in defense of any claim, issue or matter therein, the immediately preceding sentence of this subsection (d) shall not apply and the party obligated to indemnify the other party (the “Indemnitor”) shall indemnify the Indemnitee or its affiliates against the expenses, including attorneys’ and accountants’ fees, actually and reasonably incurred by it or its affiliates in connection therewith.

e)

In the event that any claim, dispute or litigation arises between Sub-Adviser and any party other than the Company or Manager, which claim, dispute or litigation is unrelated to the Company’s business, and if the Company or Manager are made a party to such claim, dispute or litigation by such other party, Sub-Adviser shall defend any actions brought in connection therewith on behalf of the Company and/or Manager each of whom agree to cooperate in such defense, and Sub-Adviser shall indemnify and hold harmless the Company and Manager from and with respect to any amounts awarded to such other party. If any claim, dispute or litigation arises between the Company and/or Manager and any party other than Sub-Adviser which claim, dispute or litigation is unrelated to Sub-Adviser’s duties under this Agreement, and if Sub-Adviser is made a party to such claim, dispute or litigation by such other party, the Company and/or Manager, as the case may be, shall defend any actions brought in connection therewith on behalf of Sub-Adviser or its principals, each of whom agree to cooperate in such defense and the Company and/or Manager, as the case may be, shall indemnify and hold harmless Sub-Adviser and its affiliates from and with respect to any amounts awarded to such other party. Notwithstanding any other provision of this subsection (e), if, in any claim as to which indemnity is or may be available, any Indemnitee reasonably determines that its interests are or may be, in whole or in part, adverse to the interests of the Indemnitor, the Indemnitee may retain its own counsel in connection with such claim and shall be indemnified by the Indemnitor for any legal or any other expenses reasonably incurred in connection with investigating or defending such claim.

f)

None of the foregoing provisions for indemnification shall be applicable with respect to default judgments, confessions of judgment or settlements entered into by the Indemnitee without the prior consent of the Indemnitor; provided, however, that should the Indemnitor refuse to consent to a settlement approved by the Indemnitee, the Indemnitee may effect such settlement, pay such amount in settlement as it shall deem reasonable and seek a judicial or regulatory determination with respect to reimbursement by the Indemnitor of any loss, liability, damage, cost or expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Indemnitee in connection with such settlement to the extent such loss, liability, damage, cost or expense (including reasonable attorneys’ and accountants’ fees) was caused by or resulted from a material violation of this Agreement by the Indemnitor or violation of the standard of conduct or the representations and warranties set forth herein. Notwithstanding the foregoing, the Indemnitor shall, at all times, have the right to offer to settle any matters, and if the Indemnitor successfully negotiates a settlement and tenders payment therefor to the Indemnitee, the Indemnitee must either use its best efforts to dispose of the matter in accordance with the terms and conditions of the proposed settlement or the Indemnitee may refuse to settle the matter and continue its defense in which latter event the maximum liability of the Indemnitor to the Indemnitee shall be the amount of said proposed settlement.

g)	The foregoing provisions for indemnification shall survive the termination of this Agreement.

h)

Sub-Adviser acknowledges as to it that the indemnities provided in this Agreement by Manager and the Company to Sub-Adviser shall be inapplicable in the event of any liability accruing to the extent, if any, caused by or based upon Sub-Adviser’s misrepresentations, omissions or breach of any warranty in this Agreement.

i)

The Company and Manager acknowledge as to each of them that the indemnities provided in this Agreement by Sub-Adviser to the Company and Manager shall be inapplicable in the event of any liability accruing to the extent, if any, caused by or based upon the Company’s or Manager’s misrepresentations, omissions or breach of any warranty in this Agreement.

j)

Notwithstanding anything in this Agreement to the contrary, all securities laws impose liabilities under certain circumstances on persons who act in good faith, and, therefore, nothing in this Agreement shall constitute a waiver or limitation of liability under such laws to the extent (but only to the extent) such liability may not be waived, modified or limited.

8.        Termination; Amendment.  This Agreement shall run for an initial period through August 1, 2020, and shall continue in force from year to year thereafter, but only as long as such continuance is specifically approved at least annually by a vote of a majority of the outstanding voting securities of the Company. This Agreement shall automatically terminate in the event of its assignment and may be terminated at any time without the payment of any penalty by either party on sixty (60) days’ written notice to the other party. This Agreement may also be terminated by the Company by a vote of a majority of the outstanding voting securities of the Company on sixty (60) days’ written notice to Sub-Adviser by the Company.

This Agreement may be terminated with respect to the Company at any time without the payment of any penalty by Manager or by vote of a majority of the outstanding voting securities of the Company in the event that it shall have been established by a court of competent jurisdiction that Sub-Adviser or any officer or director of Sub-Adviser has taken any action which results in a breach of the covenants of Sub-Adviser set forth herein.

The terms “assignment” and “vote of a majority of the outstanding voting securities” shall have the meanings set forth in the 1940 Act and the rules and regulations thereunder.

Termination of this Agreement shall not affect the right of Sub-Adviser to receive payments on any unpaid balance of the compensation described in Section 4 earned prior to such termination. This Agreement shall automatically terminate in the event the Management Agreement between Manager and the Company is terminated, assigned or not renewed.

9.        Notice.  Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party as set forth below:

If to Manager:	If to Sub-Adviser:

Nuveen Fund Advisors, LLC	Gresham Investment Management LLC
333 West Wacker Drive	257 Park Avenue South, 7th Floor
Chicago, Illinois 60606	New York, NY 10010
Attention: Mr. Christopher Rohrbacher	Attention: Mr. Jonathan S. Spencer

With a copy to:

Nuveen Investments, Inc. 333 West Wacker Drive
Chicago, Illinois 60606
Attention: General Counsel

If to the Company:

Managed Futures Fund Ltd.
Walker House 87 Mary Street
George Town, Grand Cayman KY1-9005
Cayman Islands
Attention: WFS Directors Limited

With a copy to:

Managed Futures Fund Ltd. 333 West Wacker Drive
Chicago, Illinois 60606
Attention: Chief Administrative Officer

or such address as such party may designate for the receipt of such notice.

10.        Miscellaneous.  The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement is held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement will not be affected thereby. This Agreement will be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

11.        Applicable Law, Entire Agreement, Amendments, Arbitration.  This Agreement shall be construed in accordance with applicable federal law and the laws of the State of Illinois. This Agreement is the entire agreement of the parties in respect of the subject matter and may be amended only by a writing signed by the parties. All disputes not resolved by negotiation shall be exclusively resolved by confidential binding arbitration in New York in accordance with the then rules of the American Arbitration Association by a panel of three arbitrators, one selected by each party and the third by the two so selected. The arbitrators shall have no authority to amend this Agreement. Any award by the arbitrators may be entered as a judgment by any court having jurisdiction.

12.        Sub-Adviser’s Rule 4.7 Advisory and Company’s Consent.  Sub-Adviser manages the Company’s account as an exempt account under CFTC Rule 4.7 and provides the following advisory in connection therewith:

PURSUANT TO AN EXEMPTION FROM THE COMMODITY FUTURES TRADING COMMISSION IN CONNECTION WITH ACCOUNTS OF QUALIFIED ELIGIBLE PERSONS, THIS BROCHURE OR ACCOUNT DOCUMENT IS NOT REQUIRED TO BE, AND HAS NOT BEEN, FILED WITH THE COMMISSION. THE COMMODITY FUTURES TRADING COMMISSION DOES NOT PASS UPON THE MERITS OF PARTICIPATING IN A TRADING PROGRAM OR UPON THE ADEQUACY OR ACCURACY OF COMMODITY TRADING ADVISOR DISCLOSURE. CONSEQUENTLY, THE COMMODITY FUTURES TRADING COMMISSION HAS

NOT REVIEWED OR APPROVED THIS TRADING PROGRAM OR THIS BROCHURE OR ACCOUNT DOCUMENT.

The Company consents to its account being managed by Sub-Adviser being an exempt account under CFTC Rule 4.7.

IN WITNESS WHEREOF, Manager and Sub-Adviser have caused this Agreement to be executed as of the day and year first above written.

NUVEEN FUND ADVISORS, LLC, a Delaware limited liability company	GRESHAM INVESTMENT MANAGEMENT LLC, a Delaware limited liability company

By: /s/ Gifford R. Zimmerman	By: /s/ Jonathan Spencer
Title: Managing Director	Title: President

MANAGED FUTURES FUND LTD., an Exempted Company incorporated in the Cayman Islands with limited liability

By: /s/ Christopher M. Rohrbacher Title: Vice President